ALMADEN MINERALS LTD. (hereinafter the "Optionor") of
#1103 – 750 West Pender St. Vancouver, B.C. V6C 2T8

LETTER AGREEMENT

APEX SILVER MINES LIMITED (hereinafter the "Optionee") of
1700 Lincoln Street – Suite 3050, Denver, Colorado 80203

Option to acquire a 60% Interest in the Property (particulars of which are set forth in Schedule "A") hereinafter referred to as the "Property".

Dear Sirs:

This Letter Agreement shall set forth an offer which, when accepted by you, shall form a binding agreement between us. It is contemplated that the terms hereof may, at the option of either party, be incorporated into a more formal option agreement failing which, for any reason, this Letter Agreement shall prevail.

1. This Letter Agreement is entered into on the basis of representations made by the Optionor as follows:

(a) the Optionor does now beneficially own and hold through its subsidiary the right to acquire an undivided 100% right, title and interest in and to the Property subject only to the completion of payments to the Mexican government mining authorities hereinafter referred to as the "Mexican Payment" and subject to the 1% royalty payable in accordance with the agreement with the Mexican government mining authorities, a copy of the form of which agreement is appended to Schedule "A"

(b) the Property is in good standing and is free and clear of all liens, charges and encumbrances;

(c) the Optionor has full right, power and authority in respect of the Property to enter into this Letter Agreement and to grant the option herein contemplated and has not done anything that, nor failed to do anything where such failure, might impair the Property or any part thereof;

(d) there are no outstanding agreements or options to acquire or purchase the Property or any part or parts thereof or any interest therein and that, other than the royalty payable to the Mexican government, no person has any royalty or other interest whatsoever in the save as may be created pursuant to the terms of this Agreement; and

(e) to the best of the Optionor's knowledge all activities on or with relation to the Property have been conducted in accordance with the laws of Mexico including environmental laws and that there has been no notice of non-compliance, or breach or any allegation of breach or non-compliance.

2. The formal Agreement, if concluded, shall embody the terms of this Letter Agreement and other representations, warranties, terms and conditions generally accepted in the industry and specifically dealing with the Optionor's compliance with applicable law and environmental matters in respect of the Property.

3. For valuable consideration, the receipt and sufficiency of which is hereby expressly acknowledged by the Optionor, the Optionor hereby gives and grants to the Optionee the exclusive and irrevocable option (the "Option") to acquire, free of all liens, charges, encumbrances, claims or right of others, an undivided 60% right, title and interest in and to the Property (the "Acquirable Interest"), subject to the Mexican royalty and exercisable by making expenditures on exploration and development work on the Property (Expenditures") and payments to Optionor ("Payments "). For the purposes of this agreement times for the calculation of years or months shall be deemed to have commenced December 1, 2007.

A. Expenditures

(a) on or before end of 18 months - $150,000 (Firm Commitment);
(b) on or before end of 36 months - an additional $250,000;
(c) on or before end of 48 months - an additional $400,000;
(d) on or before end of 60 months - an additional $800,000;
(e) on or before end of 72 months - an additional $1,000,000.

B. Payments

(a) on execution of this Letter Agreement - $1,324,800.00 pesos, being 60% of the initial and second Mexican Payments (Firm Commitment);
(b) on or before July 10, 2008, $662,400 pesos, being 60% of the Mexican Payment then due
(c) on or before January 9, 2009 $662,400 pesos being 60% of the Mexican Payment then due ;
(d) on or before July 10, 2009 $662,400 pesos, being,60% of the Mexican Payment then due;

All references herein shall be to United States Dollars unless otherwise stated. To each of the Payments referred to in B (b), (c) and (d) shall be added the appropriate Mexican IVA. All Payments shall be made to Almaden's Mexican subsidiary, Compania Minera Zapata SA de CV "Zapata",with an address at_Ricardo Flores Magon 67, Int. 8-M Colonia Centro Parral, Chihuahua 33800 Mexico, RFC: MGA960917858. The Optionee acknowledges and agrees that the Payment listed in B (a) to (d) inclusive are requirements of the Optionee to maintain the option herein granted.

Any excess of Expenditures in any year shall be created towards the obligation in order to maintain this Option in good standing to make Expenditures in any succeeding period or periods.

4 Other than the Mexican Payments, the Optionee shall during the term of the Option make all expenditures, tax and property payments and filings necessary to maintain the Property in good standing, the cost of which shall be included in Expenditures. The Optionee shall not terminate or abandon the Option at a time when there is less than one month's time before which an expenditure, tax and property payment or filing is required to be made to maintain the Property in good standing.

5. The Optionee shall during the term of the Option, and the Operator during any subsequent joint venture, shall be responsible for the fulfillment of environmental requirements and the acquisition of permits and other authorization necessary to allow, under the laws of the jurisdiction in which the Property is located, the conduct of exploration operations on the Property.

6. The Optionee shall provide to the Optionor annually with a report detailing the exploration and development activities of the Optionee completed on the Property in the preceding year and prepared by a qualified person. In the event of termination or abandonment of the Option the Optionee shall provide a similar report as to the exploration and development operations conducted from the date of the previous report, if any, up to the time of termination or abandonment. The Optionor shall have, at its own expense and risk, the right, upon reasonable notice to the Optionee, access to the Property, the operations being conducted thereon and the right to examine and make copies or extracts there from of all records and data developed with regard to operations being conducted on the Property. The Optionor shall have the right to make such News Releases or other dissemination of information as to operations conducted on the Property as may be required under applicable securities laws and regulations or as may be required by the policies and requirements of any Stock Exchange. The Optionor agrees to provide advance copies of any such release to the Optionee for review and comment by the Optionee before publication unless the requirements of securities regulators or of a stock exchange requires the dissemination of a release or releases within a time period which does not reasonably permit the providing of such advance copies..

7. Upon the exercise of the Option, at the request of Optionee, the Optionor shall deliver to the Optionee transfer documents in recordable form sufficient to transfer to the Optionee or its nominee the Acquirable Interest in and to the Property and the Optionee shall be entitled forthwith to record such transfer documents in the appropriate office in the jurisdiction in which the Property is located but shall hold such interest in the Property pursuant to the terms of this Letter Agreement.

8. Upon the exercise of the Option, the Optionor and the Optionee shall enter into a single purpose joint venture for the purpose of proceeding with the continued exploration and, if warranted, development of the Property on a joint venture basis and the Optionor and the Optionee shall at the time negotiate in good faith and execute an agreement (the "Joint Venture Agreement") on the basis of the interest of the parties in the Property and the joint venture being as follows:

Optionee: 60%
Optionor: 40%
(each being referred to as the respective party's "Initial Interest")

9. In any joint venture the Optionee shall be the Operator, subject to the right of the Optionor to become Operator in the event the Optionee's interest in the Property is reduced to less than 50%, and the Joint Venture Agreement to be entered into between the Optionor and Optionee shall be on terms and conditions standard in the industry and will provide, inter alia, for establishment of a management committee, pro-rata funding of the costs and expenses associated with the further exploration and development of the Property and for the dilution of a party's joint venture interest upon failure of that party to pay its share of such costs and expenses and the conversion of a party's interest to a 2% net smelter return ("NSR") royalty interest in the event such party's interest in the joint venture is reduced to 10% or less. The NSR shall be payable in accordance with Schedule "B" or such other terms as the parties may agree to.

10. This Letter Agreement is an option only and the expending of any funds by the Optionee under this Letter Agreement will not obligate the Optionee to make any Payment (other than the Initial Payment which is a firm commitment) or make Expenditures (other than the Initial Expenditures which are a firm commitment) and, notwithstanding anything else to the contrary contained in this Letter Agreement, no party shall be in default of any of the requirements under this Letter Agreement unless such default continues for a period of 30 days or more after the date of written notice to the defaulting party setting out the basis for such default.

11. No party will be liable for its failure to perform any of its obligations, or meet any requirement under this Letter Agreement due to a cause beyond its reasonable control (an "Intervening Event") and all time limits imposed by this Letter Agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event.

12. This Letter Agreement and the Joint Venture Agreement shall be interpreted in accordance with the laws of the Province of British Columbia and shall enure to the benefit of and be binding upon the Optionor and the Optionee and their respective successors and permitted assigns and the Optionor and the Optionee hereby irrevocably attorn to the exclusive jurisdiction of the courts in the Province of British Columbia, subject to a binding obligation to first mediate any matter in dispute and failing resolving the dispute by mediation, referring the matter to binding arbitration conducted in British Columbia under the International Commercial Arbitration Act of British Columbia.

13. The Optionor and the Optionee agree to execute such further and other deeds and documents, including, without limitation, the formal Option Agreement and the Joint Venture Agreement, and to give such further and other assurances as may be necessary to fully implement this Letter Agreement.

14. Either party may transfer its rights or interest under this Letter Agreement to an Affiliate or third party, provided that the transferor is not in default of any of the terms of this Letter Agreement, and provided that the transferee;

(a) accepts in writing the terms of this Letter Agreement;

(b) is qualified to do business in Mexico to the extent necessary to fulfill all its obligations hereunder,whereupon such party shall be released from its obligations under the terms of this Letter Agreement.

If the foregoing accurately sets forth your understanding of our agreement, kindly sign this Letter Agreement where indicated below, which will then form a binding agreement between us, subject only to the terms and conditions aforesaid.

Yours very truly,

ALMADEN MINERALS LTD.

Per: ______________________________
Authorized Signatory

The terms of this Letter Agreement are hereby acknowledged and accepted this 5th day of December, 2007.

APEX SILVER MINES LIMITED

Per: ______________________________
Authorized Signatory

SCHEDULE "A"

EXP. NUM. DGM/C02-04-06

ORIGINAL

ESTADOS UNIDOS MEXICANOS

SECRETARIA DE ECONOMIA
COORDINACION GENERAL DE MINERIA
DIRECCION GENERAL DE MINAS

TITULO
DE
CONCESION MINERA
NUMERO 229970

NOMBRE DEL LOTE

MATEHUAPIL

AGENCIA

ZACATECAS, ZACATECAS

VIGENCIA DEL TITULO

DEL 4 DE JULIO DEL 2007 AL 3 DE JULIO DEL 2057

El Ejecutivo Federal, por conducto de la Secretaría de Economía, con fundamento en los artículos 27, párrafo sexto, de la Constitución Política de los Estados Unidos Mexicanos; 34, fracción XXIX, de la Ley Orgánica de la Administración Pública Federal; 7, fracción VI, 10, párrafo primero, 15 y 19 de la Ley Minera, y los correspondientes de su Reglamento, expide el presente TITULO DE CONCESION MINERA, sin perjuicio de tercero.

DATOS DE LA CONCESION MINERA

NUMERO DE TITULO:	**229970**
TITULAR O TITULARES:	**COMPAÑIA MINERA ZAPATA, S.A. DE C.V. (100.00 %)**
NOMBRE DEL LOTE:	**MATEHUAPIL**
SUPERFICIE:	**12030 Has.**
MUNICIPIO Y ESTADO:	**EL SALVADOR, ZACATECAS** **CONCEPCION DEL ORO, ZACATECAS** **SALTILLO, COAHUILA**

LOCALIZACION DEL LOTE MINERO

PUNTO DE PARTIDA

La mojonera o señal reglamentaria se localiza en :

EL POBLADO DE MATEHUAPIL. CORRESPONDE AL PUNTO DE CONTROL No. 7067 DE LA SUBRED GEODESICA MINERA.

Distancia			Rumbo	Nombre o poblados o accidentes topográficos
A	6000	Mts. Al	SE	DEL CERRO DE LA MESA
A	3500	Mts. Al	SW	DEL CERRO EL CRISTO
A	3700	Mts. Al	SW	DEL CERRO LA PURISIMA

COORDENADAS U.T.M. : 2,712,335.281 mN 297,818.336 mE

Rbo Gra Min Seg Mts.

LIGAS TOPOGRAFICAS A LOTES MINEROS COLINDANTES:

Nombre del Lote o Vértice :	No. de Título/Expediente/Vértice	Rbo	Gra	Min	Seg	Mts.

PERIMETRO

Linea Auxiliar :	Rbo	Gra	Min	Seg	Mts.		Rbo	Gra	Min	Seg	Mts.
DEL PP AL PUNTO A	NE	60°	8'	19.84"	45.023	DE A AL PUNTO 1	S	0°	0'	0"	1,300.000

LADOS, RUMBOS Y DISTANCIAS HORIZONTALES :

LADOS	Rbo	Gra	Min	Seg	Mts.	LADOS	Rbo	Gra	Min	Seg	Mts.	LADOS	Rbo	Gra	Min	Seg	Mts.
1 - 2	W	0°	0'	0"	4,000.000												
2 - 3	N	0°	0'	0"	9,300.000												
3 - 4	E	0°	0'	0"	13,000.000												
4 - 5	S	0°	0'	0"	9,300.000												
5 - 1	W	0°	0'	0"	9,000.000												

Del perímetro descrito debe excluirse la superficie amparada por el lote minero Matehuapil Uno T-115, por un total de 60 has., el cual constituye el perímetro interior del presente lote. Con Fundamento en los Artículos 13 Bis Fracción III, de la Ley Minera, 36 Fracción IV, 37 Fracción II y 38 de su Reglamento, el titular de esta Concesión deberá cubrir al Servicio Geológico Mexicano el 1% como la prima por descubrimiento que se obtendrá multiplicando dicho porcentaje por el valor de facturación o liquidación de los minerales o sustancias que llegaran a obtenerse durante la vigencia de esta Concesión o de aquella o aquellas que la sustituyan, en los términos y condiciones establecidas en el punto III.1 de las Bases de Concurso DGM/C02-06-00, así como con las obligaciones adicionales establecidas en los puntos XII.2 y XII.3 de dichas Bases. Asimismo, de acuerdo con el punto III.5 de las Bases de Concurso referidas, la oferta ganadora será cubierta en los términos y fechas establecidas en el numeral antes citado. Los datos de las colindancias del lote que ampara esta Concesión obran en el expediente del presente título

Dado en la ciudad de México, Distrito Federal, el 3 de julio del 2007, con apego a lo dispuesto por el artículo 33, fracción VI, del Reglamento Interior de la Secretaría de Economía.

El Director General de Minas

Ing. Juan Antonio Calzada Castro

Inscrito bajo el acta número 350, a fojas 175, del volumen 364 del Libro de CONCESIONES MINERAS del Registro Público de Minería, en la ciudad de México, Distrito Federal, el 4 de julio del 2007.

El Registrador Público de Minería

Lic. María Olga Gallardo Montoya

EXP. NUM. DGM/C02-06-04

ORIGINAL

ESTADOS UNIDOS MEXICANOS

SECRETARIA DE ECONOMIA
COORDINACION GENERAL DE MINERIA
DIRECCION GENERAL DE MINAS

TITULO
DE
CONCESION MINERA
NUMERO 229971

NOMBRE DEL LOTE

MATEHUAPIL UNO

AGENCIA

ZACATECAS, ZACATECAS

VIGENCIA DEL TITULO

DEL 4 DE JULIO DEL 2007 AL 3 DE JULIO DEL 2057

El Ejecutivo Federal, por conducto de la Secretaria de Economía, con fundamento en los artículos 27, párrafo sexto, de la Constitución Política de los Estados Unidos Mexicanos; 34, fracción XXIX, de la Ley Orgánica de la Administración Pública Federal; 7, fracción VI, 10, párrafo primero, 15 y 19 de la Ley Minera, y los correspondientes de su Reglamento, expide el presente TITULO DE CONCESION MINERA, sin perjuicio de tercero.

DATOS DE LA CONCESION MINERA

NUMERO DE TITULO:	**228971**
TITULAR O TITULARES:	**COMPAÑIA MINERA ZAPATA, S.A. DE C.V. (100.00 %)**
NOMBRE DEL LOTE:	**MATEHUAPIL UNO**
SUPERFICIE:	**60 Has.**
MUNICIPIO Y ESTADO:	**EL SALVADOR, ZACATECAS CONCEPCION DEL ORO, ZACATECAS SALTILLO, COAHUILA**

LOCALIZACION DEL LOTE MINERO

PUNTO DE PARTIDA

La mojonera o señal reglamentaria se localiza en :

LA FALDA NORESTE DEL CERRO DE LA GOLETA.

Distancia		Rumbo	Nombre o poblados o accidentes topográficos
A	4700 Mts. Al	NE	DEL POBLADO OJO DE AGUA
A	6000 Mts. Al	NE	DEL POBLADO MATEHUAPIL
A	1200 Mts. Al	NE	DEL CERRO LA GOLETA

COORDENADAS U.T.M. : **2,716,532.578 mN** **302,058.698 mE**

LIGAS TOPOGRAFICAS A LOTES MINEROS COLINDANTES:

Nombre del Lote o Vértice :	No. de Titulo/Expediente/Vértice	Rbo	Gra	Min	Seg	Mts.
MATEHUAPIL	**Z.R.M.N. 172**	**SW**	**44°**	**21'**	**45.005"**	**5,924.725**

PERIMETRO

Linea Auxiliar :	Rbo	Gra	Min	Seg	Mts.		Rbo	Gra	Min	Seg	Mts.
DEL PP AL PUNTO A	E	0°	0'	0"	23.000	DE A AL PUNTO 1	NE	55°	0'	0"	100.000

LADOS, RUMBOS Y DISTANCIAS HORIZONTALES :

LADOS	Rbo	Gra	Min	Seg	Mts.	LADOS	Rbo	Gra	Min	Seg	Mts.	LADOS	Rbo	Gra	Min	Seg	Mts.
1 - 2	SE	35°	0'	0"	1,000.000												
2 - 3	SW	55°	0'	0"	100.000												
3 - 4	SE	35°	0'	0"	600.000												
4 - 5	SW	55°	0'	0"	300.000												
5 - 6	NW	35°	0'	0"	600.000												
6 - 7	NE	55°	0'	0"	100.000												
7 - 8	NW	35°	0'	0"	1,400.000												
8 - 9	NE	55°	0'	0"	300.000												
9 - 1	SE	35°	0'	0"	400.000												

Con Fundamento en los Artículos 13 Bis Fracción III, de la Ley Minera, 30 Fracción IV, 37 Fracción II y 38 de su Reglamento, el titular de esta Concesión deberá cubrir al Servicio Geológico Mexicano el 1% como la prima por descubrimiento que se obtendrá multiplicando dicho porcentaje por el valor de facturación o liquidación de los minerales o sustancias que llegaren a obtenerse durante la vigencia de esta Concesión o de aquélla o aquellas que la sustituyan, en los términos y condiciones establecidas en el punto III.1 de las Bases de Concurso DGM/C02-06-08, así como con las obligaciones adicionales establecidas en los puntos XII.2 y XII.3 de dichas Bases. Asimismo, de acuerdo con el punto III.6 de las Bases de Concurso referidas, la oferta ganadora será cubierta en los términos y fechas establecidas en el numeral antes citado. Los datos de las colindancias del lote que ampara esta Concesión obran en el expediente del presente título.

Dado en la ciudad de México, Distrito Federal, el 3 de julio del 2007, con apego a lo dispuesto por el artículo 33, fracción VI, del Reglamento Interior de la Secretaría de Economía.

El Director General de Minas

Ing. Juan Antonio Calzada Castro

Inscrito bajo el acta número 351, a fojas 176, del volumen 364 del Libro de CONCESIONES MINERAS del Registro Público de Minería, en la ciudad de México, Distrito Federal, el 4 de julio del 2007.

El Registrador Público de Minería

Lic. María Olga Gallardo Montoya

CONTRATO DE GARANTIA PARA EL CUMPLIMIENTO DE LA CONTRAPRESTACIÓN ECONÓMICA Y LA PRIMA POR DESCUBRIMIENTO RESPECTO DEL PROSPECTO MINERO "MATEHUAPIL", QUE CELEBRAN POR UNA PARTE EL SERVICIO GEOLÓGICO MEXICANO, REPRESENTADO POR EL C.P. MIGUEL ÁNGEL RAMÍREZ GUTIÉRREZ, EN SU CARÁCTER DE DIRECTOR DE ADMINISTRACIÓN Y FINANZAS, EN LO SUBSECUENTE SE LE DENOMINARÁ **"EL SERVICIO"**; Y POR LA OTRA PARTE, LA COMPAÑÍA MINERA ZAPATA, S.A. DE C.V., REPRESENTADA POR EL LIC. FRANCISCO HEIRAS MANCERA, EN SU CARÁCTER DE APODERADO LEGAL, A QUIEN EN LO SUCESIVO SE LES DENOMINARÁ **"LA CONCURSANTE GANADORA"**, A QUIENES ACTUANDO EN SU CONJUNTO SE LES DENOMINARÁ COMO **"LAS PARTES"**, AL TENOR DE LAS DECLARACIONES Y CLÁUSULAS SIGUIENTES:

DECLARACIONES

I. DECLARACIONES DE **"EL SERVICIO"**, QUE:

a) Es un organismo público descentralizado con personalidad jurídica y patrimonio propios, que rige sus funciones en términos de lo dispuesto por el Artículo 9 de la Ley Minera, coordinado sectorialmente por la Secretaria de Economía.

b) Acredita su representación legal en términos del Poder General para Pleitos y Cobranzas y Actos de Administración contenido en la escritura pública número 18,107 de fecha 11 de mayo de 2005, pasada ante la fe del Licenciado José Alfredo Sepúlveda Fayad, Notario Público número 4 de la ciudad de Pachuca, estado de Hidalgo.

c) Tiene como objeto, entre otros, el promover y realizar la investigación geológica, minera y metalúrgica para el mejor aprovechamiento de los recursos minerales del país.

d) Ha realizado trabajos de exploración minera en el prospecto minero **"MATEHUAPIL"** objeto del presente contrato, bajo el amparo de las Asignaciones Mineras denominadas "MATEHUAPIL" No. de Catalogo 172 y "MATEHUAPIL UNO" T-115 de las cuales se desistió de sus derechos con fecha 31 de mayo de 1995 el primero y 8 de agosto de 2006 el segundo, motivo por el cual la Secretaria de Economía publicó en el Diario Oficial de la Federación de fechas 11 de octubre de 1996 y 14 de noviembre de 2006, la resolución respecto a la cancelación de las mismas y se convocaran a concurso para el otorgamiento de una o más concesiones mineras.

e) Atendiendo a lo dispuesto por el Penúltimo Párrafo del Artículo 27 de la Ley Minera, tiene a su favor el pago de la prima por descubrimiento a cargo de la persona a la que se le expidan los títulos de concesión minera correspondiente a los lotes "MATEHUAPIL" No. de Catalogo 172 y "MATEHUAPIL UNO" T-115, objetos del presente contrato, quien como titular mantendrá dicha obligación durante la vigencia de las propias concesiones mineras.

f) El presente contrato es como resultado del Concurso número DGM/C02-06-08 que con fecha 2 de febrero de 2007, llevó a cabo la Dirección General de Minas, para el otorgamiento de dos concesiones mineras respecto de los lotes mineros

denominados "MATEHUAPIL" No. de Catalogo 172 y "MATEHUAPIL UNO" T-115, a efecto de dar cumplimiento a lo establecido por el Artículo 13 BIS fracción II, inciso d), de la Ley Minera en vigor.

g) Para efectos del presente instrumento, señala como su domicilio el ubicado en Boulevard Felipe Ángeles Km. 93.50-4, Col. Venta Prieta, CP.42080 en Pachuca, estado de Hidalgo.

II. DECLARACIONES DE **"LA CONCURSANTE GANADORA"**, QUE:

a) Su representada es una persona moral mexicana constituida conforme a las leyes mexicanas, como lo acredita con la escritura pública número 6,023, de fecha 27 de febrero de 1998, pasada ante la fe del Notario Público Número 218, de la ciudad de México, D.F. Licenciado José Luís Villavicencio Castañeda, con actividad empresarial en el ramo de la minería y por lo tanto con capacidad legal para ser titular de concesiones mineras en términos de lo dispuesto por la Ley Minera.

b) Cuenta las facultades legales y suficientes para suscribir el presente contrato, como lo acredita en términos de la escritura pública número 10,081 de fecha 18 de septiembre de 2002, pasada ante la fe del Licenciado José Sergio Millar Mata, Notario Público Número 5 de la ciudad de Hidalgo del Parral, Chih.

c) Con motivo de la oferta que presentó su representada dentro del concurso número DGM/C02-06-08, llevado a cabo el 2 de febrero de 2007, por la Secretaría de Economía a través de la Dirección General de Minas, fue designado como ganador y por consecuencia con el derecho de adquirir los derechos de las concesiones mineras que se expidan respecto de los lotes objeto del presente contrato.

d) A fin de garantizar el cumplimiento en el pago de la contraprestación económica y en el pago de la prima por descubrimiento ofrecida por su parte en el Concurso referido en los incisos que anteceden, es de su interés el suscribir este documento en los términos y condiciones que más adelante se precisarán.

e) Para efectos del presente instrumento, señala como su domicilio el ubicado en la calle de Maclovio Herrera 64 Interior L, colonia Centro de la ciudad de Hidalgo del Parral, Chihuahua, C.P. 33800.

III. **"LAS PARTES"** DECLARAN QUE:

Con motivo del fallo de fecha 6 de febrero de dos mil siete, le fue adjudicado en su favor el fallo del Concurso número DGM/C02-06-08 y a efecto de dar cumplimiento a lo establecido por el Artículo 13 Bis, fracción II, inciso d), de la Ley Minera, de que ya es de su conocimiento el clausulado del presente contrato es voluntad de ambos el celebrar el presente contrato y sujetarse a sus términos y condiciones de conformidad a las siguientes:

CLÁUSULAS

PRIMERA. El objeto del presente contrato es que **"LA CONCURSANTE GANADORA"** garantizará el cumplimiento de sus obligaciones consistentes en el pago de la contraprestación económica y en el pago de la prima por descubrimiento con motivo del Concurso número DGM/C02-06-08, del cual resultó con fallo a su favor para que se expida a su nombre los títulos de concesión minera correspondientes a los lotes denominados **"MATEHUAPIL"** No. de Catalogo 172 y "MATEHUAPIL UNO" T-115, de conformidad a lo mencionado en la Declaración II.c), de este mismo documento, mediante la exhibición de dos pólizas de fianza, que más adelante se detallan, expedidas por una institución afianzadora debidamente autorizada para operar como tal por la Secretaría de Hacienda y Crédito Público, en términos de lo dispuesto por la Ley Federal de Instituciones de Fianzas, las cuales deberán ser otorgadas a favor de **"EL SERVICIO"**.

SEGUNDA. A efecto de garantizar el debido cumplimiento de las obligaciones de pago contraídas dentro del procedimiento del Concurso número DGM/C02-06-08, por el cual se adjudicó en su favor el fallo para que le sean titulados los lotes antes referidos, **"LA CONCURSANTE GANADORA"** deberá exhibir dentro de los quince días naturales posteriores a la firma del presente contrato, dos pólizas de fianza con las que se garantice respectivamente, lo siguiente:

a) El cumplimiento consistente en el pago de la contraprestación económica propuesta en la oferta presentada dentro del Concurso número DGM/C02-06-8 por la cantidad de $5'520,000.00, (CINCO MILLONES QUINIENTOS VEINTE MIL PESOS 00/100M.N.) menos el primer pago correspondiente al 20% de la misma el cual se reconoce por la cantidad de $1,104,000.00 (UN MILLÓN CIENTO CUATRO MIL PESOS) realizado por **"LA CONCURSANTE GANADORA"** en total apego a lo establecido en las Bases del Concurso por los REQUISTOS ECONOMICOS FIJADOS POR LA SECRETARIA en el Punto III.7, mismo que a la firma del presente fue ya recibido y ejecutado en la Oficina del Titular de la Dirección General de Minas de la "Secretaria", ubicada en el cuarto piso del edificio localizado en Acueducto No. 4, esquina calle 14 BIS, Colonia Reforma Social C.P. 11650, de la ciudad de México, D.F. en fecha 2 de Febrero del año 2007, en tal virtud resulta que la referida póliza por este concepto corresponde entonces a amparar o garantizar la cantidad de $4'416,000.00 (CUATRO MILLONES CUATROCIENTOS DIECISEIS MIL PESOS 00/100 M.N.) tal y como lo estipula también el inciso b) de la Cláusula Tercera del presente contrato.

b) El cumplimiento consistente en el pago del importe que resulte de aplicar el porcentaje de la prima por descubrimiento ofrecida en la oferta presentada dentro del Concurso número DGM/C02-06-08 y que de igual forma se contiene en el fallo respectivo, en el que estableció a propuesta de **"LA CONCURSANTE GANADORA"** el 1% que deberá ser cubierto por éste a favor de **"EL SERVICIO"** en términos de lo establecido por el artículo 37, fracción II del Reglamento de la Ley Minera.

TERCERA. La fianza que garantice el pago de la Contraprestación Económica deberá reunir los siguientes requisitos:

a) Deberá manifestar expresamente que dicha fianza garantiza el cumplimiento a cargo de **"LA CONCURSANTE GANADORA"** consistente en el pago de la contraprestación ofrecida en el Concurso número DGM/C02-06-08.

b) La fianza deberá amparar hasta el monto total de la Contraprestación Económica, la cual se reducirá proporcionalmente en la medida en que **"LA CONCURSANTE GANADORA"** vaya realizando los pagos correspondientes.

c) Que en caso de incumplimiento por parte de **"LA CONCURSANTE GANADORA"**, el procedimiento de ejecución de la fianza será el previsto por el artículo 93 de la Ley Federal de Instituciones de Fianzas.

d) Que la fianza se hará exigible en caso de que **"LA CONCURSANTE GANADORA"** incurra en el incumplimiento de pago de la Contraprestación Económica por causas imputables a él, salvo que se haya interpuesto algún recurso o procedimiento, judicial o administrativo que se encuentre pendiente de resolver.

e) Que en caso de incumplimiento imputable a **"LA CONCURSANTE GANADORA"**, **"EL SERVICIO"** contará con un plazo de hasta 30 días naturales contados a partir del incumplimiento, para presentar la reclamación correspondiente.

CUARTA. La fianza que garantice el pago de la Prima por Descubrimiento deberá reunir los siguientes requisitos:

a) Deberá manifestar expresamente que dicha fianza garantiza el cumplimiento a cargo de **"LA CONCURSANTE GANADORA"** consistente en el pago de la Prima por Descubrimiento ofrecida en el Concurso número DGM/C02-06-08.

b) La fianza deberá amparar hasta el monto que resulte de aplicar el porcentaje ofrecido en el concurso a que se refiere el inciso anterior, al valor de la producción anual estimada (salvo lo dispuesto por la cláusula Quinta del presente Contrato) por **"LA CONCURSANTE GANADORA"**, de tal forma que deberán quedar considerados en ella los importes correspondientes a los cuatro trimestres. El importe de la fianza se reducirá proporcionalmente en la medida en que vaya realizando los pagos correspondientes, o bien, se ajustará en los casos en que la facturación real sea distinta a la estimada.

c) Que en caso de incumplimiento por parte de **"LA CONCURSANTE GANADORA"**, el procedimiento de ejecución de la fianza será el previsto por el artículo 93 de la Ley Federal de Instituciones de Fianzas.

d) Que la fianza se hará exigible en caso de que **"LA CONCURSANTE GANADORA"** incurra en el incumplimiento de pago de la Prima por Descubrimiento de acuerdo a lo señalado por la cláusula Décima del presente contrato, por causas imputables a él, salvo que se haya interpuesto algún recurso o procedimiento, judicial o administrativo que se encuentre pendiente de resolver.

e) Que la vigencia de la fianza será anual, y que en caso de incumplimiento imputable a **"LA CONCURSANTE GANADORA"**, **"EL SERVICIO"** contará con un plazo de hasta 30 días naturales contados a partir de que tenga verificativo dicho incumplimiento, para presentar la reclamación correspondiente.

"LA CONCURSANTE GANADORA" deberá renovar o contratar una nueva póliza anualmente, a fin de que su obligación se encuentre debidamente garantizada hasta en tanto continúen vigentes las concesiones que le fueron otorgadas, la cual deberá presentar dentro

de los siguientes 15 (quince días) naturales previos a la terminación de la vigencia de la fianza que será renovada o sustituida.

QUINTA. **"LA CONCURSANTE GANADORA"** mediante la suscripción del presente contrato acepta y está de acuerdo en la producción anual estimada que **"EL SERVICIO"** le presenta y que como Anexo 1 forma parte integrante del presente contrato, el cual servirá única y exclusivamente para efectos de que se contrate por primera ocasión la póliza de fianza que garantice el pago de la Prima por Descubrimiento.

Para las subsecuentes pólizas, se contratarán conforme a las estimaciones que sobre producción y facturación anual calcule **"LA CONCURSANTE GANADORA".** En caso de que no exista una producción y facturación real de mineral que puedan considerarse como sustento para la contratación y expedición de dicha póliza, **"LA CONCURSANTE GANADORA"** realizará la estimación sobre la cual deberá contar con la aprobación previa de **"EL SERVICIO"**.

SEXTA.- "LA CONCURSANTE GANADORA" de conformidad a lo establecido por el Artículo 27, fracción X de la Ley Minera, queda obligado expresamente a rendir a **"EL SERVICIO",** un informe semestral en los meses de enero y julio de cada año, de los trabajos realizados y de la producción obtenida en los lotes amparados por las concesiones mineras, para efectos de control del pago de la prima por descubrimiento o cualquier otra contraprestación económica contemplada a favor de **"EL SERVICIO".**

Asimismo, **"LA CONCURSANTE GANADORA"** se obliga a proporcionar todo tipo de facilidades a **"EL SERVICIO"** para que de así considerarlo necesario, personal a su cargo pueda revisar la información y documentación que sustente el pago de la prima por descubrimiento mediante visita a los lotes e infraestructuras complementarias. Para lo cual bastará que **"EL SERVICIO"**, le comunique a **"LA CONCURSANTE GANADORA"** con 15 días de anticipación el nombre de quien realizará la visita, el objeto de la misma y los días en que se llevará a cabo.

SÉPTIMA. Para efectos del presente Contrato, **LAS PARTES** están de acuerdo en que por Contraprestación Económica y por Prima por Descubrimiento se entenderá lo dispuesto por el texto del Artículo 37 del Reglamento de la Ley Minera que a la letra señala:

> "**ARTÍCULO 37.-** Para efectos del artículo 13 BIS de la Ley, se entiende por:
>
> I.- Contraprestación económica: la cantidad que los participantes deberán cubrir al Consejo, en los términos y condiciones que se determinen en las bases del concurso, y
>
> II.- Prima por descubrimiento: el porcentaje que una vez multiplicado por el valor de facturación o liquidación de los minerales o sustancias que se obtengan durante la vigencia de las concesiones de exploración o de aquéllas que la sustituyan, resulta en el monto que deberá ser cubierto por el concesionario al Consejo, en los términos y condiciones que se establezcan en las bases del concurso, salvo que dicho concesionario cubra las cantidades a que se refiere el párrafo siguiente en sustitución del referido monto.
>
> Tratándose de la prima por descubrimiento, la Secretaría podrá establecer en las bases del concurso, por dicho concepto, una regalía mínima. Para tal efecto, la Secretaría fijará en tales bases cantidades que deberán ser cubiertas por el concesionario al Consejo como monto correspondiente al pago por la prima por descubrimiento, siempre y cuando resulten superiores al referido en la fracción II de este artículo. La opción de establecer la

> regalía mínima podrá ser ejercida, exclusivamente, cuando la Secretaría determine el monto específico de la prima por descubrimiento conforme al artículo 38 de este Reglamento.
>
> Adicionalmente, la Secretaría podrá establecer, en las bases del concurso, el índice para actualizar los valores de la cantidad que se deba cubrir al Consejo por concepto de la contraprestación económica, y el índice para actualizar el monto que se deba cubrir, en su caso, como pago por la prima por descubrimiento en los términos del párrafo segundo de este artículo. Dichos índices podrán tomar en cuenta, entre otros aspectos, el tipo de cambio para solventar obligaciones en moneda extranjera pagaderas en la República Mexicana y los precios de los diversos minerales o sustancias de que se trate en los mercados internacionales".

La obligación referente al pago de la prima por descubrimiento se consignará en el texto de los títulos de concesión que la Secretaría de Economía a través de la Dirección General de Minas expida a favor de **"LA CONCURSANTE GANADORA"** respecto de los lotes mineros objeto del presente contrato. La referencia que hace el presente artículo en cuanto al Consejo de Recursos Minerales deberá entenderse a favor del Servicio Geológico Mexicano, de acuerdo a lo dispuesto por el artículo 9º de la Ley Minera vigente.

OCTAVA. El presente contrato estará vigente a partir de la fecha de su suscripción y hasta que expiren los títulos de concesión objeto del mismo.

NOVENA. "LA CONCURSANTE GANADORA" se obliga a dar aviso mediante escrito a **"EL SERVICIO"** de cualquier acto que pretenda trasmitir la titularidad de las concesiones o que afecte los derechos de las mismas.

De igual forma **"LA CONCURSANTE GANADORA"** se obliga a que en el supuesto previsto en el Artículo 23 de la Ley Minera, pretenda trasmitir a un tercero la titularidad de los derechos de las concesiones de los lotes mineros objeto del presente contrato, hará del conocimiento del pretendido adquiriente y será parte del documento que consigne dicho acto, de la existencia de la obligación que se consigna en el presente documento a efecto de que éste con conocimiento pleno se subrogue en todas y cada de las obligaciones asumidas por **"LA CONCURSANTE GANADORA"** y en su momento se realicen las actualizaciones a que haya lugar, tanto en fianzas como en la Dirección General de Minas.

Lo anterior con independencia de que **"LA CONCURSANTE GANADORA"** dé estricto cumplimiento a los términos consignados en la propia Ley Minera.

DÉCIMA. "LA CONCURSANTE GANADORA" deberá cubrir de manera trimestral el pago de la Prima por Descubrimiento en el domicilio de **"EL SERVICIO"** o en la cuenta bancaria que para tal efecto éste le proporcione, una vez que realice trabajos de explotación y como consecuencia de ello lleve a cabo facturación del mineral obtenido.

DÉCIMO PRIMERA. Son causas de rescisión y/o terminación anticipada del presente contrato:

a) Incumplir con la obligación de pago de la Contraprestación Económica.
b) Incumplir con la obligación de pago de la Prima por Descubrimiento.
c) Incumplir con la obligación de entrega de las pólizas de fianza que garanticen el cumplimiento de las obligaciones citadas en los incisos anteriores.

d) El desistimiento por parte de **"LA CONCURSANTE GANADORA"** sobre los derechos de las concesiones mineras que con motivo del presente contrato lleguen a expedirse en su favor.
e) Transmitir en todo o en parte los derechos derivados del presente contrato, y
f) Por mutuo consentimiento de ambas partes.

DÉCIMO SEGUNDA. La terminación anticipada del presente contrato traerá aparejada la terminación y/o cancelación de las concesiones mineras que con motivo del mismo se haya realizado a favor de **"LA CONCURSANTE GANADORA".** Para efecto de lo anterior, una vez actualizado cualquiera de los supuestos antes referido, **"EL SERVICIO"** girará oficio a la Dirección General de Minas para que proceda en consecuencia.

DÉCIMO TERCERA. "EL SERVICIO" podrá rescindir administrativamente el presente contrato por el incumplimiento o violación de cualquiera de las cláusulas a cargo de **"LA CONCURSANTE GANADORA",** la cual operará de pleno derecho y sin declaración judicial en cuyo caso se hará del conocimiento de la Dirección General de Minas a efecto de que proceda en términos de lo establecido por el Artículo 55, fracción V de la Ley Minera, procediendo además a hacer efectiva la fianza de garantía prevista en la cláusula Segunda de este contrato, según sea el caso.

DÉCIMO CUARTA. Para la interpretación y cumplimiento del presente contrato, las partes se someten a la jurisdicción de los Tribunales Competentes de la ciudad de Pachuca, estado de Hidalgo, por lo tanto renuncian al fuero que por razón de sus domicilios presentes o futuros o por cualquier otro motivo pudiera corresponderles.

Estando enterados de su contenido y alcance legal, **LAS PARTES** que en él intervienen lo firman en la Ciudad de Pachuca, Hgo., a los tres días del mes de mayo del año dos mil siete.

"EL SERVICIO"	**"LA CONCURSANTE GANADORA"**
SERVICIO GEOLÓGICO MEXICANO	**COMPAÑÍA MINERA ZAPATA, S.A. DE C.V.**
C.P. MIGUEL ÁNGEL RAMÍREZ GUTIÉRREZ	**LIC. FRANCISCO HEIRAS MANCERA**

TESTIGOS

ING. ENRIQUE GÓMEZ DE LA ROSA	**ING. MARCO ANTONIO BUSTAMANTE YAÑEZ**
DIRECTOR TECNICO	**SUBDIRECTOR DE RECURSOS MINERALES**

ANEXO I

CONCURSO: DGM/C02-06

PROYECTO:		MATEHUAPIL			
ADJUDICADO A:		CÍA. MINERA ZAPATA, S.A. DE C.V			
TIPO DE EXPLOTACIÓN:		SUBTERRÁNEA			
PRODUCCIÓN TON/DÍA:		250			
PRODUCCION ANUAL ESTIMADA: (TON/AÑO)		75.000			
			Recup. Metalúrgica %	**Recup. Fundición %**	**USD/TON POR MINERAL**
LEYES	**Au g/ton**	0,51	85,00	95,00	8,3570
	Ag g/ton	122,00	85,00	95,00	40,6650
	Pb %	1,14	85,00	95,00	15,1262
	Zn %	1,98	80,00	85,00	50,9259
	Cu %	1,36	80,00	85,00	52,3693
VALOR TOTAL USD/TON *					167,4435
VALOR DE FACTURACIÓN ESTIMADA PRODUCCIÓN ANUAL (USD)					12.558.263,59
PAGO DE LA PRIMA ANUAL POR DESCUBRIMIENTO (1%) AL SGM (USD)					125.582,64
TIPO DE CAMBIO D.O.F. 08/FEB/2007, PESOS/DÓLAR	**10,93**				1.372.618,21

* COTIZACIÓN PROMEDIO ENERO DE 2007

Au	631,17	Dlls/oz
Ag	12,8389	Dlls/oz
Pb	0,7460	Dlls/Lb
Zn	1,7172	Dlls/Lb
Cu	2,5709	Dlls/Lb

Elaboró: E. García Reyes: D:\ Especiales/ANEXO I C02-06.

SCHEDULE "B"
NET SMELTER RETURNS

1. The Royalty which may be payable to a party (hereinafter called the "Payee") by the remaining party (hereinafter called the "Payor") will be 2% of the Net Smelter Revenue (as hereinafter defined) and will be calculated and paid to the Payee in accordance with the terms of this Schedule "B". Terms having defined meanings in the joint venture agreement and used herein will have the same meanings in this Schedule as assigned to them in the agreement unless otherwise specified or the context otherwise requires.

2. The Net Smelter Revenue will be calculated on a calendar quarterly basis and will, subject to paragraph 8, be equal to Gross Revenue less Permissible Deductions for such month.

3. The following words will have the following meanings:

(a) "Gross Revenue" means the aggregate of the following amounts received in each quarterly period:

(i) the revenue received by the Payor from arm's length purchasers of all Mineral Products,

(ii) the fair market value of all Mineral Products sold by the Payor in such quarter to persons not dealing at arm's length with the Payor, and

(iii) any proceeds of insurance on Mineral Products;

1. (b) "Mineral Products" means the end products derived and sold whether or not they are beneficiated before sale. If mineral products are sold to a buyer before treatment in a smelter or refinery, the amounts received from the buyer shall be the basis for the calculation of the NSR.

(c) "Permissible Deductions" means the aggregate of the following charges (to the extent that they are not deducted by any purchaser in computing payment) that are paid in each quarterly period:

(i) sales charges levied by any sales agent on the sale of Mineral Products,

(ii) transportation costs for Mineral Products from the Property to the place of beneficiation, processing or treatment and thence to the place of delivery of Mineral Products to a purchaser thereof, including shipping, freight, handling and forwarding expenses,

(iii) all costs, expenses and charges of any nature whatsoever which are either paid or incurred by the Payor in connection with refinement or beneficiation of Mineral Products after leaving the Property, including all weighing, sampling, assaying and representation costs, metal losses, any umpire charges, and any penalties charged by the processor, refinery or smelter, and

(iv) all insurance costs on Mineral Products,

provided that where a cost or expense otherwise constituting a Permissible Deduction is incurred

RB _ MP

by the Payor in a transaction with a party with whom it is not dealing at arm's length (as that term is defined in the Tax Act), such cost or expense may be deducted, but only as to the lesser of the actual cost incurred by the Payor or the fair market value thereof, calculated at the time of such transaction and under all the circumstances thereof.

4. The Royalty will be calculated and paid within thirty (30) days after the end of each calendar quarter. Smelter settlement sheets, if any, and a statement setting forth calculations in sufficient detail to show the payment's derivation (the "Statement") must be submitted with the payment.

5. If final amounts required for the calculation of the Royalty are not available within the time period referred to in section 4 of this Schedule "B", then provisional amounts will be estimated and the Royalty paid on the basis of this provisional calculation. Positive or negative adjustments will be made to the Royalty payment of the succeeding month.

6. All Royalty payments will be considered final and in full satisfaction of all obligations of the Payor with respect thereto, unless the Payee delivers to the Payor a written notice (the "Objection Notice") describing and setting forth a specific objection to the calculation thereof within sixty (60) days after receipt by the Payee of the Statement. If the Payee objects to a particular Statement as herein provided, the Payee will, for a period of sixty (60) days after the Payor's receipt of such Objection Notice, have the right, upon reasonable notice and at a reasonable time, to have the Payor's accounts and records relating to the calculation of the Royalty in question audited by the auditors of the Payee. If such audit determines that there has been a deficiency or an excess in the payment made to the Payee, such deficiency or excess will be resolved by adjusting the next monthly Royalty payment due hereunder. The Payee will pay all the costs and expenses of such audit unless a deficiency of two and one-half (2-1/2%) percent or more of the amount due is determined to exist. The Payor will pay the costs and expenses of such audit if a deficiency of two and one-half (2-1/2%) percent or more of the amount due is determined to exist. All books and records used and kept by the Payor to calculate the Royalty due hereunder will be kept in accordance with Canadian generally accepted accounting principles. Failure on the part of the Payee to make claim against the Payor for adjustment in such sixty (60) day period by delivery of an Objection Notice will conclusively establish the correctness and sufficiency of the Statement and Royalty payments for such month.

7. At the election of the Payee made in writing at least ninety (90) days prior to the first payment on account of the Royalty (which election may not be rescinded without the consent of the Payor), the Payee may elect to receive the Royalty in kind, provided that any extra costs or expenses incurred by the Payor as a result of such election and payment of the Royalty in kind will be for the account of the Payee and will be due on demand.

8. All profits and losses resulting from the Payor engaging in any commodity futures trading, option trading, metals trading, gold loans or any combination thereof, and any other hedging transactions with respect to Mineral Products which are precious metals (collectively, "Hedging Transactions") are specifically excluded from calculations of the Royalty pursuant to this Schedule "B" (it being the intent of the parties that the Payor will have the unrestricted right to market and sell Mineral Products to third parties in any manner it chooses and that the Payee will not have any right to participate in such marketing activities or to share in any profits or losses therefrom). All Hedging Transactions by the Payor and all profits or losses associated therewith, if any, will be solely for the Payor's account. The amount of Net Smelter Revenue derived from all Mineral Products subject to Hedging Transactions by the Payor will be determined pursuant to the provisions of this paragraph 8 and not paragraph 2. As to precious metals subject to Hedging Transactions by the Payor, Net Smelter Revenue will be determined without reference to Hedging Transactions and will be determined by using, for gold, the quarterly average price of gold, which will be calculated by dividing the sum of all London Bullion Market Association P.M. Gold Fix prices reported for the calendar quarter in question by the number of days for which such prices were quoted, and for silver, the quarterly average price of silver, which shall be calculated by dividing the sum of all New York Commodity Exchange ("COMEX") prices for silver

quoted by and at the closing of COMEX reported for the calendar quarter in question by the number of days for which such prices were quoted, less, in each case, an amount reasonably equivalent to the deductions permitted by paragraph 3(b). Any Mineral Products subject to Hedging Transactions will be deemed to be sold, and revenues received therefrom, only on the date of final settlement of the amount of refined Mineral Products allocated to the account of the Payor by a third party refinery in respect of such transactions. Furthermore, the Payor will have no obligation to fulfil any futures contracts, forward sales, gold loans or other Hedging Transactions which the Payor or any of its Associated Companies may hold with Mineral Products.